February 23, 2012

BY EDGAR AND FEDEX

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	American Defense Systems, Inc.

Soliciting Material filed by Armor Technologies LLC et al.

Filed on January 31, 2012

File No. 001-33888

Dear Mr. Orlic:

On behalf of Armor Technologies LLC, Dale S. Scales, John Jodlowski, JOWCO LLC, Frank A. Bednarz, Harold Wrobel, Mark Wayner, Emi Wayner and Joseph Van Hecke (collectively, the “Filing Persons”), the undersigned has set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission” or “SEC”) contained in your letter to the undersigned, dated February 15, 2012 (the “Comment Letter”). For ease of reference, the text of the Staff’s comment is reproduced in italics in this letter, with the response of the Filing Persons immediately following the comment.

General

1.	We note your response to prior comments 2 and 3. Please tell us the nature of Mr. Piscitelli’s involvement with the participants in the solicitation. We understand the legal conclusions you have reached, but your response does not provide any factual basis for those conclusions.

The operating and financial performance and the stock price of American Defense Systems, Inc. (the “Company”) have been declining dramatically since 2008. In September 2011, certain officers of the Company, including Mr. Gary Sidorsky, the Chief Financial Officer, Mr. Kevin Healy, the Chief Operating Officer, General Counsel and Secretary, and Mr. Anthony Piscitelli, the former President and Chief Executive Officer of the Company, requested that Mr. Scales, a consultant specializing in risk analysis, corporate finance strategies and operations management, provide assistance in restructuring the Company given its dire financial condition. After analyzing the operating and financial information contained in the Company’s SEC filings, Mr. Scales submitted a proposed reorganization plan to the Board of Directors of the Company (the “Board”), for consideration by the Board, recommending certain changes in the management of the Company, including, without limitation, the removal of Mr. Piscitelli and certain other officers and members of the Board.

Beginning in or about January, 2012, Mr. Scales had limited oral discussions with stockholders of the Company not already part of the Filing Person’ Schedule 13D filing group, including, without limitation, Mr. Piscitelli, regarding such stockholders’ dissatisfaction with the dismal operating and financial performance of the Company. The Filing Persons filed soliciting material pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended, with the Commission on January 20, 2012, including a form of letter to the Board requesting that the Company call a special meeting of stockholders for the purposes described therein. Thereafter, Mr. Scales obtained the signatures of stockholders of the Company comprising more than 66-2/3% of the voting power of the Company, including, without limitation, Mr. Piscitelli, to such letter requesting that the Board call a special meeting of stockholders.

Other than as described herein, Mr. Piscitelli has not been involved with the participants in the solicitation and there are no arrangements or understandings between Mr. Piscitelli and any of the Filing Persons. None of the Filing Persons has agreed to act together with Mr. Piscitelli for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

*        *        *

In connection with this response to the Staff’s Comment Letter, the Filing Persons acknowledge the following:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Filing Persons very much appreciate the Staff’s review of this filing. If you have any questions regarding this response, please feel free to contact me at (919) 389-8321. In addition, you may direct correspondence to me by facsimile at (919) 379-1091.

Sincerely,

/s/ Dale S. Scales

Dale S. Scales
Manager
Armor Technologies LLC

cc:	Henry J. Heyming

Troutman Sanders LLP